UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2023

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

CONTENTS

On August 7, 2023, the Board of Directors of PolyPid Ltd. (the “Company”) approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s Amended and Restated 2012 Share Option Plan (the “Share Option Plan”) by 156,667 ordinary shares (4,700,000 pre- reverse split of ordinary shares) from 155,736 (4,672,094 pre- reverse split of ordinary shares) to 312,403 (9,372,094 pre- reverse split of ordinary shares). A copy of the Share Option Plan, as amended, is filed with this report as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517 and File No. 333-271060), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated PolyPid Ltd. 2012 Share Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: October 10, 2023	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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